FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



HSBC Holdings plc - Annual Information Update



In accordance with Prospectus Rule 5.2, HSBC Holdings plc submits its Annual Information Update for 2006/2007, following the publication of the 2006 financial statements on 5 March 2007. This Annual Information Update refers to information that has been published or made available to the public in EEA states and in third countries in compliance with the Company's obligations under European Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.



This Annual Information Update is required by and is being made pursuant to
Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This Annual Information Update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.



The Annual Information Update covers the 12 months up to and including 16 March 2007.



Announcements made via the Regulatory News Service ("RNS") a Regulatory Information Service ("RIS")



The following announcements were made by HSBC Holdings plc via RNS in London and simultaneously announced, where appropriate, to the Stock Exchanges of Bermuda, Hong Kong, New York and Paris. The announcements can be viewed and downloaded from the market news page of the London Stock Exchange website at www.londonstockexchange.com/marketnews and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.




Date & Time               Headline
14/03/2007 11:29          Director/PDMR Shareholding
13/03/2007 17:58          Director/PDMR Shareholding
13/03/2007 16:14          Director/PDMR Shareholding
13/03/2007 12:46          Director/PDMR Shareholding
12/03/2007 10:39          Director/PDMR Shareholding
12/03/2007 07:00          Director/PDMR Shareholding
09/03/2007 18:18          Director/PDMR Shareholding
09/03/2007 17:53          Director/PDMR Shareholding
09/03/2007 17:49          Director/PDMR Shareholding
09/03/2007 17:45          Director/PDMR Shareholding
09/03/2007 16:20          Director/PDMR Shareholding
09/03/2007 10:21          Director/PDMR Shareholding
09/03/2007 07:00          Director/PDMR Shareholding
09/03/2007 07:00          Director/PDMR Shareholding
09/03/2007 07:00          Director/PDMR Shareholding
07/03/2007 15:45          Director/PDMR Shareholding
07/03/2007 15:35          Director/PDMR Shareholding
05/03/2007 14:30          Doc re. Annual Report
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 10/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 9/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 8/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 7/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 6/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 5/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 4/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 3/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 2/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 1e/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 1d/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 1c/10
05/03/2007 12:45          HSBC USA Inc 06 10-K Pt 1b/10
05/03/2007 12:44          HSBC USA Inc 06 10-K Pt 1a/10
05/03/2007 12:17          HSBC Finance Corp 06 10-K P6
05/03/2007 12:17          HSBC Finance Corp 06 10-K P5
05/03/2007 12:17          HSBC Finance Corp 06 10-K P4
05/03/2007 12:17          HSBC Finance Corp 06 10-K P3
05/03/2007 12:17          HSBC Finance Corp 06 10-K P2
05/03/2007 12:17          HSBC Finance Corp 06 10-K P1
05/03/2007 08:33          Re: New Life Ins Co in India
05/03/2007 08:25          Hang Seng pt 6/6
05/03/2007 08:25          Hang Seng pt 5/6
05/03/2007 08:24          Hang Seng pt 4/6
05/03/2007 08:24          Hang Seng pt 3/6
05/03/2007 08:23          Hang Seng pt 2/6
05/03/2007 08:23          Hang Seng pt 1/6
05/03/2007 08:22          HK & Shanghai Bk Pt 3/3
05/03/2007 08:21          HK & Shanghai Bk Pt 2/3
05/03/2007 08:20          HK & Shanghai Bk Pt 1/3
05/03/2007 08:16          HSBC Holdings Board Changes
05/03/2007 08:15          HSBC Holdings plc pt 3/4
05/03/2007 08:15          HSBC Holdings plc pt 4/4
05/03/2007 08:15          HSBC Holdings plc pt 2/4
05/03/2007 08:15          HSBC Holdings plc pt 1/4
02/03/2007 16:02          Director/PDMR Shareholding
02/03/2007 16:01          Director/PDMR S/hldg-Amend
02/03/2007 16:00          Director/PDMR S/hldg-Amend
02/03/2007 15:58          Director/PDMR Shareholding
02/03/2007 15:54          Director/PDMR Shareholding
02/03/2007 15:53          Director/PDMR Shareholding
01/03/2007 10:45          Insurance Operations - Brazil
28/02/2007 17:02          Total Voting Rights
27/02/2007 11:00          Grupo Financiero HSBC 4Q 06
27/02/2007 08:28          Inv increase in Latin America
22/02/2007 10:24          Mgmt Changes in N America
19/02/2007 09:00          HSBC Canada 4Q 2006 Results
16/02/2007 11:00          HSBC Malta 2006 Results
16/02/2007 08:15          To Sell Stake in Ping An Bank
15/02/2007 14:31          Director/PDMR Shareholding
15/02/2007 14:27          Director/PDMR Shareholding
15/02/2007 09:32          Re: HSBC New Zealand
14/02/2007 13:00          HSBC Trinkaus 2006 Dividend
12/02/2007 11:53          Dividend Declaration
08/02/2007 07:00          Update - US Mortgage Services
31/01/2007 15:33          Total Voting Rights
30/01/2007 10:58          Director Declaration
29/01/2007 18:05          Director/PDMR Shareholding
29/01/2007 17:56          Director/PDMR Shareholding
25/01/2007 12:40          Re: Techcombank
25/01/2007 11:36          Director/PDMR Shareholding
25/01/2007 11:35          Director/PDMR Shareholding
25/01/2007 09:02          Jerneh Insurance Hong Kong
24/01/2007 16:50          Director/PDMR Shareholding
24/01/2007 15:26          Director/PDMR Shareholding
24/01/2007 15:23          Director/PDMR Shareholding
24/01/2007 12:43          Director/PDMR Shareholding
23/01/2007 16:41          Director/PDMR Shareholding
23/01/2007 14:32          SABB 2006 Results
23/01/2007 14:31          Director/PDMR Shareholding
22/01/2007 17:48          Director/PDMR Shareholding
22/01/2007 15:42          Director/PDMR Shareholding
22/01/2007 15:39          Director/PDMR Shareholding
22/01/2007 15:38          Director/PDMR Shareholding
19/01/2007 14:56          Director/PDMR Shareholding
19/01/2007 14:53          Director/PDMR Shareholding
19/01/2007 14:18          Director/PDMR Shareholding
19/01/2007 14:16          Director/PDMR Shareholding
19/01/2007 11:10          Total Voting Rights
18/01/2007 07:00          Additional Listing
17/01/2007 08:53          Re: Chailease Credit Services
16/01/2007 14:26          Director/PDMR Shareholding
15/01/2007 17:22          Director/PDMR Shareholding
12/01/2007 11:42          Blocklisting Interim Review
08/01/2007 12:53          Third Interim Dividend
02/01/2007 08:47          Board and Committee Changes
29/12/2006 11:10          Total Voting Rights
29/12/2006 10:54          Director/PDMR Shareholding
27/12/2006 07:00          Director/PDMR Shareholding
19/12/2006 15:30          SABB Final Dividend for 2006
15/12/2006 09:06          HSBC Bank Australia Disposal
14/12/2006 15:05          Subordinated Notes Issuance
08/12/2006 15:27          HSBC Egypt 3Q 2006 Results
06/12/2006 16:04          Holding(s) in Company
05/12/2006 15:27          Circ re. Scrip Dividend
05/12/2006 08:15          Pre-close Trading Update
04/12/2006 15:43          Holding(s) in Company
01/12/2006 16:35          Holding(s) in Company
01/12/2006 13:00          Acqn of Champion Portfolio
01/12/2006 11:05          Holding(s) in Company
29/11/2006 15:26          Director/PDMR Shareholding
29/11/2006 15:25          Director/PDMR Shareholding
29/11/2006 11:15          Scrip dividend alternative
28/11/2006 16:45          Holding(s) in Company
28/11/2006 16:42          Holding(s) in Company
28/11/2006 16:39          Holding(s) in Company
27/11/2006 15:58          Additional Listing
24/11/2006 12:14          Director/PDMR Shareholding
24/11/2006 12:03          Holding(s) in Company
23/11/2006 14:00          Banistmo Completion
22/11/2006 09:33          Holding(s) in Company
21/11/2006 14:50          Holding(s) in Company
20/11/2006 09:15          HSBC Bk Malaysia 3Q06 Results
13/11/2006 11:33          HSBC Fin Corp&USA Inc 8K IFRS
13/11/2006 11:06          HSBC Finance Corp 3Q06 8K
13/11/2006 11:06          HSBC USA Inc 3Q06 10Q ex 12
13/11/2006 11:06          HSBC USA Inc 3Q06 10Q ex18
13/11/2006 11:06          HSBC USA Inc 3Q06 10Q ex31.1
13/11/2006 11:05          HSBC USA Inc 3Q06 10Q ex31.2
13/11/2006 11:05          HSBC USA Inc 3Q06 10Q ex32.0
13/11/2006 11:05          HSBC USA Inc 3Q2006 10Q
13/11/2006 11:04          HSBC USA Inc 3Q2006 10Q
13/11/2006 11:04          HSBC Fin Corp 3Q2006 10Q- Pt2
13/11/2006 11:04          HSBC Finance Corp 3Q2006 10Q
09/11/2006 10:00          HSBC Trinkaus 3Q 06 Results
07/11/2006 16:30          US 3Q 2006 Results Conf Call
06/11/2006 09:45          2006 Third Interim Dividend
31/10/2006 17:37          Director/PDMR Shareholding
31/10/2006 17:37          Director/PDMR Shareholding
31/10/2006 14:00          HSBC Bank Canada 3Q06 Results
27/10/2006 18:30          Grupo Financiero HSBC 3Q 06
17/10/2006 15:06          Director/PDMR Shareholding
13/10/2006 11:49          Holding(s) in Company
12/10/2006 16:48          Director/PDMR Shareholding
10/10/2006 17:17          Director/PDMR Shareholding
10/10/2006 15:57          Director/PDMR Shareholding
10/10/2006 14:55          Director/PDMR Shareholding
10/10/2006 13:04          SABB 3Q 2006 Results
10/10/2006 12:00          HSBC Securities Services Acqn
09/10/2006 16:14          Director/PDMR Shareholding
09/10/2006 16:11          Director/PDMR Shareholding
06/10/2006 16:01          Director/PDMR Shareholding
06/10/2006 15:56          Subordinated Notes
06/10/2006 13:38          Holding(s) in Company
06/10/2006 12:08          Director/PDMR Shareholding
06/10/2006 09:22          Director/PDMR Shareholding
06/10/2006 09:18          Director/PDMR Shareholding
05/10/2006 16:31          Director/PDMR Shareholding
05/10/2006 15:43          Holding(s) in Company
05/10/2006 11:44          Director/PDMR Shareholding
05/10/2006 10:16          Director/PDMR Shareholding
04/10/2006 07:00          Additional Listing
03/10/2006 13:54          Holding(s) in Company
29/09/2006 13:45          Board Appointment
29/09/2006 07:00          Director/PDMR Shareholding
29/09/2006 07:00          Director/PDMR Shareholding
29/09/2006 07:00          Director/PDMR Shareholding
25/09/2006 12:20          Second Interim Dividend 2006
15/09/2006 16:24          Director/PDMR Shareholding
04/09/2006 09:15          Subsidiary Board Appointments
01/09/2006 11:26          Director/PDMR Shareholding
01/09/2006 10:41          Director/PDMR Shareholding
01/09/2006 10:37          Director/PDMR Shareholding
30/08/2006 13:49          Circ re. Scrip Dividend
30/08/2006 11:45          Holding(s) in Company
29/08/2006 17:12          HFC Acquires Solstice Capital
25/08/2006 13:10          Issue of Subordinated Notes
24/08/2006 12:08          Holding(s) in Company
23/08/2006 11:00          Re - Second Interim Dividend
22/08/2006 12:04          Holding(s) in Company
22/08/2006 11:02          Director/PDMR Shareholding
18/08/2006 16:18          Holding(s) in Company
17/08/2006 14:00          Subsidiary Interim Results
11/08/2006 09:30          Doc re. Interim Report
08/08/2006 16:36          Director/PDMR Shareholding
08/08/2006 08:47          Disposal
31/07/2006 18:10          HSBC Fin Corp 10Q - Part 2
31/07/2006 18:10          HSBC Fin Corp 10Q - Part 1
31/07/2006 18:00          HSBC USA 10-Q - Part 2
31/07/2006 18:00          HSBC USA 10-Q - Part 1
31/07/2006 15:18          Director/PDMR Shareholding
31/07/2006 15:17          Director/PDMR Shareholding
31/07/2006 13:48          Doc re. Interim Report
31/07/2006 09:15          Hang Seng PT5
31/07/2006 09:15          Hang Seng PT3
31/07/2006 09:15          Hang Seng PT4
31/07/2006 09:15          Hang Seng PT2
31/07/2006 09:15          Hang Seng PT1
31/07/2006 09:15          HK&S Banking Corp Rel PT 3
31/07/2006 09:15          HK&S Banking Corp Rel PT1
31/07/2006 09:15          HK&S Banking Corp Rel PT 2
31/07/2006 09:15          HSBC Holdings plc PT5
31/07/2006 09:15          HSBC Holdings plc PT4
31/07/2006 09:15          HSBC Holdings plc PT3
31/07/2006 09:15          HSBC Holdings plc PT2
31/07/2006 09:15          HSBC Holdings plc PT1
28/07/2006 16:55          Senior HSBC Appointments
27/07/2006 11:31          HSBC Bank Malta 2006 Interims
26/07/2006 08:25          Acqn of Sub-Custody Business
25/07/2006 08:19          Completion of JV
24/07/2006 11:53          HSBC Canada Q2 2006 Results
21/07/2006 07:35          HSBC Acquires Grupo Banistmo
20/07/2006 10:06          Blocklisting Interim Review
17/07/2006 16:42          Director/PDMR Shareholding
13/07/2006 17:09          Director/PDMR Shareholding
12/07/2006 16:48          Director/PDMR Shareholding
12/07/2006 16:46          Director/PDMR Shareholding
11/07/2006 17:03          Director/PDMR Shareholding
11/07/2006 10:15          SABB 2006 Interims
10/07/2006 18:14          Director/PDMR Shareholding
10/07/2006 17:18          Director/PDMR Shareholding
10/07/2006 17:18          Director/PDMR Shareholding
10/07/2006 17:15          Director/PDMR Shareholding
10/07/2006 17:12          Director/PDMR Shareholding
10/07/2006 17:08          Director/PDMR Shareholding
10/07/2006 17:04          Director/PDMR Shareholding
06/07/2006 07:00          Additional Listing
04/07/2006 16:30          SABB 2006 Interim Dividend
30/06/2006 14:21          HSI Compilation Methodology
29/06/2006 15:23          Director/PDMR Shareholding
29/06/2006 15:19          Director/PDMR Shareholding
26/06/2006 15:12          Director/PDMR Shareholding
26/06/2006 12:09          First Interim Dividend 2006
26/06/2006 11:46          Cash Offer for Birse Group
14/06/2006 15:00          Acqn of Card Portfolio
13/06/2006 16:23          Holding(s) in Company
13/06/2006 16:16          Holding(s) in Company
06/06/2006 14:14          Director/PDMR Shareholding
05/06/2006 09:59          Disposal
05/06/2006 09:40          Investment In Shui On Land
02/06/2006 16:44          Appoints new COO
01/06/2006 15:07          Holding(s) in Company
01/06/2006 15:04          Holding(s) in Company
01/06/2006 13:53          Documents for inspection
01/06/2006 11:22          Director/PDMR Shareholding
01/06/2006 11:16          Director/PDMR Shareholding
26/05/2006 16:17          Result of AGM
26/05/2006 11:12          Pre-close Conference Call
26/05/2006 11:04          AGM Statement
24/05/2006 15:38          Director/PDMR Shareholding
24/05/2006 11:02          HSBC Scrip Dividend
19/05/2006 17:00          Holding(s) in Company
19/05/2006 16:58          Holding(s) in Company
18/05/2006 17:45          Senior Mgt Changes at CIBM
18/05/2006 16:58          Director/PDMR Shareholding
18/05/2006 12:01          Director/PDMR Shareholding
17/05/2006 15:44          Director/PDMR Shareholding
17/05/2006 15:41          Director/PDMR Shareholding
16/05/2006 18:26          Director/PDMR Shareholding
16/05/2006 18:22          Director/PDMR Shareholding
16/05/2006 18:11          Director/PDMR Shareholding
16/05/2006 18:08          Director/PDMR Shareholding
16/05/2006 18:04          Director/PDMR Shareholding
16/05/2006 17:58          Director/PDMR Shareholding
16/05/2006 17:55          Director/PDMR Shareholding
16/05/2006 17:52          Director/PDMR Shareholding
16/05/2006 17:47          Director/PDMR Shareholding
16/05/2006 17:26          Director/PDMR Shareholding
15/05/2006 18:11          Director/PDMR Shareholding
15/05/2006 14:30          HSBC USA Q1 2006 10Q - Part 2
15/05/2006 14:30          HSBC USA Q1 2006 10Q - Part 1
15/05/2006 14:30          HSBC Fin Corp Q1 2006 10Q - 2
15/05/2006 14:30          HSBC Fin Corp Q1 2006 8K
15/05/2006 14:30          HSBC Fin Corp Q1 2006 10Q - 1
15/05/2006 14:00          Trinkaus & Burkhardt Q1 2006
12/05/2006 15:31          Sale of Nicosia Branch
11/05/2006 07:00          Additional Listing
10/05/2006 16:51          Director/PDMR Shareholding
09/05/2006 15:41          Director/PDMR Shareholding
09/05/2006 15:35          Director/PDMR Shareholding
08/05/2006 17:20          HSBC USA&HFC Q1 Results Call
02/05/2006 12:04          Fourth interim dividend 2005
02/05/2006 11:36          First Interim Dividend 2006
02/05/2006 10:06          HSBC Canada Q1 2006 Results
02/05/2006 08:30          HSBC Mexico Q1 2006 Results
19/04/2006 17:15          Director/PDMR Shareholding
13/04/2006 17:15          Acq of Credit Card Portfolio
13/04/2006 14:01          Additional Listing
11/04/2006 10:00          SABB 1Q06 Results
07/04/2006 10:00          Subsidiary Results
05/04/2006 13:24          Director/PDMR Shareholding
04/04/2006 15:41          Documents For Inspection
03/04/2006 16:04          Holding(s) in Company
03/04/2006 11:03          Director/PDMR Shareholding
31/03/2006 16:30          Stake in Fin Independencia
30/03/2006 17:08          Director/PDMR Shareholding
30/03/2006 17:03          Director/PDMR Shareholding
29/03/2006 16:54          Annual Information Update
29/03/2006 14:37          Holding(s) in Company
29/03/2006 14:33          Holding(s) in Company
29/03/2006 11:24          Scrip dividend price





During the 12 month period up to and including 16 March 2007, the Company also submitted the following filings to the United States Securities and Exchange Commission ("SEC"). Full details of these announcements can be found on the SEC's web-site at www.sec.gov.

Form         Description                                             Filing Date   File/Film
                                                                                   Number
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      12/03/2007    001-14930
20-F         Annual and transition report of foreign private issuers 09/03/2007    001-14930
             (Sections 13 or 15(d))
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      09/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      09/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      09/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      09/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      06/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      06/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      01/03/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      27/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      27/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      22/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      20/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      16/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      16/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      15/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      14/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      12/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      08/02/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      25/01/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      25/01/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      23/01/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      17/01/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      08/01/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      03/01/2007    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      19/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      15/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      14/12/2006    001-14930
424B2        Prospectus (Rule 424(b)(2))                             08/12/2006    333-135007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      08/12/2006    001-14930
FWP          Filing under Securities Act Rules 163/433 of free       07/12/2006    333-135007
             writing prospectuses
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      06/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      06/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      04/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      01/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      01/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      01/12/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      29/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      28/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      28/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      28/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      24/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      24/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      22/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      21/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      20/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      09/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      07/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      06/11/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      31/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      27/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      13/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      10/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      10/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      06/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      06/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      03/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      02/10/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      29/09/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      28/09/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      28/09/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      28/09/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      25/09/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/09/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      30/08/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      30/08/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      29/08/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      25/08/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      24/08/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      23/08/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      22/08/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      18/08/2006    001-14930
424B2        Prospectus (Rule 424(b)(2))                             17/08/2006    333-135007
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      17/08/2006    001-14930
FWP          Filing under Securities Act Rules 163/433 of free       16/08/2006    333-92024
             writing prospectuses
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      08/08/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      04/08/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      31/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      31/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      31/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      28/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      27/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      26/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      25/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      24/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      21/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      11/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/07/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      26/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      26/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      26/06/2006    001-14930
F-3ASR       Automatic shelf registration statement of securities of 14/06/2006    333-135007
             well-known seasoned issuers
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      14/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      06/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      05/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      02/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      01/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      01/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      01/06/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      26/05/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      26/05/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      24/05/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      19/05/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      15/05/2006    001-14930
CERTNYS      (Paper)Certification by the New York Stock Exchange     09/05/2006    001-14930
             approving securities for listing
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      08/05/2006    001-14930
8-A12B       Registration of securities (Section 12(b))              03/05/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      02/05/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      02/05/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      02/05/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      02/05/2006    001-14930
424B2        Prospectus (Rule 424(b)(2))                             27/04/2006    333-92024
FWP          Filing under Securities Act Rules 163/433 of free       27/04/2006    333-92024
             writing prospectuses
424B2        Prospectus (Rule 424(b)(2))                             26/04/2006    333-92024
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      13/04/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      11/04/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      07/04/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      04/04/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      04/04/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      03/04/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      31/03/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      29/03/2006    001-14930
6-K          Report of foreign issuer (Rules 13a-16 and 15d-16)      29/03/2006    001-14930




The following filings were made in respect of the Company's Debt Issuance Programme and capital issues during the 12 month period up to and including 16 March 2007:

Date                             Subject
3 April 06     UK Listings       Base Prospectus Supplement for Debt Issuance Programme - subscription
               Authority         for GBP700 million of ordinary share capital in HSBC Bank plc

3 May 06       New York Stock    Listing application for issue of US$900m of 6.5% subordinated notes due
               Exchange          2036
31 July 06     UK Listings       Base Prospectus Supplement for Debt Issuance Programme - Interim
               Authority         Accounts for the six month ended 30 June 2006
24 Aug 06      UK Listings       Base Prospectus Supplement for Debt Issuance Programme - Issue (US$900m)
               Authority         and tap (US$400m) of 6.5% subordinated notes due 2036
25 Aug 06      New York Stock    Listing application for tap (US$400m) of 6.5% subordinated notes due
               Exchange          2036
3 Oct 06       UK Listings       Final Terms for issue of US$750m of Callable Subordinated Floating Rate
               Authority         Notes due October 2016
7 Dec 06       UK Listings       Registration Document
               Authority
7 Dec 06       UK Listings       Base Prospectus for Debt Issuance Programme 2006
               Authority
12 Dec 06      New York Stock    Listing application for tap (US$700m) of 6.5% subordinated notes due
               Exchange          2036
15 Dec 06      UK Listings       Base Prospectus Supplement for Debt Issuance Programme - Tap (US$700m)
               Authority         of 6.5% subordinated notes due 2036
11 Jan 07      UK Listings       Base Prospectus Supplement for Debt Issuance Programme - appointment of
               Authority         Jose Francisco Gil Diaz as a Director, the retirement of Sharon Hintze,
                                 Raymond Ch'ien, CBE and Helmut Sohmen, OBE at the 2007 Annual General
                                 meeting and changes to the responsibilities of certain directors.
13 Feb 07      UK Listings       Base Prospectus Supplement for Debt Issuance Programme - HSBC Trading
               Authority         Update - US Mortgage Services
5 Mar 07       UK Listings       Base Prospectus Supplement for Debt Issuance Programme - Publication of
               Authority         HSBC Holdings plc's Annual Report and Accounts for the year ended 31
                                 December 2006 and the resignation of Jose Francisco Gil Diaz as a
                                 Director from 5 March 07


The following filings were made to Companies House in the United Kingdom during the 12 month period up to and including 16 March 2007. Further information on these filings can be found on the Companies House website, www.companieshouse.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companies-house.gov.uk


     Date          Type     Description
  12/03/2007       288b     DIRECTOR RESIGNED
  19/02/2007       288c     DIRECTOR'S PARTICULARS CHANGED
  08/02/2007       288c     DIRECTOR'S PARTICULARS CHANGED
  15/02/2007      88(2)R    AD 18/01/07---------
  26/02/2007      88(2)R    AD 01/02/07---------
  26/02/2007      88(2)R    AD 31/01/07---------
  26/02/2007      88(2)R    AD 31/01/07---------
  26/02/2007      88(2)R    AD 31/01/07---------
  26/02/2007      88(2)R    AD 30/01/07---------
  26/02/2007      88(2)R    AD 29/01/07---------
  26/02/2007      88(2)R    AD 26/01/07---------
  26/02/2007      88(2)R    AD 25/01/07---------
  02/02/2007      88(2)R    AD 24/01/07---------
  02/02/2007      88(2)R    AD 23/01/07---------
  02/02/2007      88(2)R    AD 22/01/07---------
  02/02/2007      88(2)R    AD 19/01/07---------
  26/01/2007      88(2)R    AD 18/01/07---------
  26/01/2007      88(2)R    AD 18/01/07---------
  26/01/2007      88(2)R    AD 17/01/07---------
  25/01/2007      88(2)R    AD 16/01/07---------
  25/01/2007      88(2)R    AD 16/01/07---------
  25/01/2007      88(2)R    AD 15/01/07---------
  25/01/2007      88(2)R    AD 16/01/07---------
  25/01/2007      88(2)R    AD 12/01/07---------
  17/01/2007       288a     DIRECTOR APPOINTED
  21/01/2007      88(2)R    AD 10/01/07---------
  21/01/2007      88(2)R    AD 11/01/07---------
  18/01/2007      88(2)R    AD 05/01/07---------
  18/01/2007      88(2)R    AD 08/01/07---------
  18/01/2007      88(2)R    AD 09/01/07---------
  16/01/2007      88(2)R    AD 04/01/07---------
  16/01/2007      88(2)R    AD 04/01/07---------
  16/01/2007      88(2)R    AD 03/01/07---------
  16/01/2007      88(2)R    AD 03/01/07---------
  16/01/2007      88(2)R    AD 02/01/07---------
  16/01/2007      88(2)R    AD 29/12/06---------
  16/01/2007      88(2)R    AD 28/12/06---------
  16/01/2007      88(2)R    AD 27/12/06---------
  16/01/2007      88(2)R    AD 22/12/06---------
  10/01/2007      88(2)R    AD 21/12/06---------
  10/01/2007      88(2)R    AD 20/12/06---------
  05/01/2007      88(2)R    AD 19/12/06---------
  05/01/2007      88(2)R    AD 19/12/06---------
  05/01/2007      88(2)R    AD 20/12/06---------
  05/01/2007      88(2)R    AD 18/12/06---------
  05/01/2007      88(2)R    AD 19/12/06---------
  05/01/2007      88(2)R    AD 15/12/06---------
  22/12/2006      88(2)R    AD 14/12/06---------
  22/12/2006      88(2)R    AD 13/12/06---------
  22/12/2006      88(2)R    AD 07/12/06---------
  22/12/2006      88(2)R    AD 08/12/06---------
  22/12/2006      88(2)R    AD 11/12/06---------
  22/12/2006      88(2)R    AD 12/12/06---------
  03/01/2007      88(2)R    AD 07/11/06---------
  18/12/2006      88(2)R    AD 16/11/06---------
  18/12/2006      88(2)R    AD 17/11/06---------
  15/12/2006      88(2)R    AD 27/11/06---------
  15/12/2006      88(2)R    AD 28/11/06---------
  15/12/2006      88(2)R    AD 29/11/06---------
  15/12/2006      88(2)R    AD 30/11/06---------
  15/12/2006      88(2)R    AD 05/12/06---------
  15/12/2006      88(2)R    AD 05/12/06---------
  15/12/2006      88(2)R    AD 04/12/06---------
  15/12/2006      88(2)R    AD 05/12/06---------
  15/12/2006      88(2)R    AD 01/12/06---------
  15/12/2006      88(2)R    AD 06/12/06---------
  11/12/2006      88(2)R    AD 24/11/06---------
  11/12/2006      88(2)R    AD 23/11/06---------
  11/12/2006      88(2)R    AD 22/11/06---------
  11/12/2006      88(2)R    AD 21/11/06---------
  11/12/2006      88(2)R    AD 21/11/06---------
  11/12/2006      88(2)R    AD 21/11/06---------
  11/12/2006      88(2)R    AD 21/11/06---------
  11/12/2006      88(2)R    AD 20/11/06---------
  30/11/2006      88(2)R    AD 17/11/06---------
  24/11/2006      88(2)R    AD 15/11/06---------
  24/11/2006      88(2)R    AD 07/11/06---------
  23/11/2006      88(2)R    AD 31/10/06---------
  23/11/2006      88(2)R    AD 02/11/06---------
  23/11/2006      88(2)R    AD 03/11/06---------
  23/11/2006      88(2)R    AD 08/11/06---------
  23/11/2006      88(2)R    AD 09/11/06---------
  23/11/2006      88(2)R    AD 10/11/06---------
  23/11/2006      88(2)R    AD 13/11/06---------
  23/11/2006      88(2)R    AD 14/11/06---------
  23/11/2006      88(2)R    AD 07/11/06---------
  23/11/2006      88(2)R    AD 06/11/06---------
  23/11/2006      88(2)R    AD 01/11/06---------
  13/11/2006       288c     DIRECTOR'S PARTICULARS CHANGED
  09/11/2006      88(2)R    AD 20/10/06---------
  09/11/2006      88(2)R    AD 23/10/06---------
  09/11/2006      88(2)R    AD 24/10/06---------
  09/11/2006      88(2)R    AD 24/10/06---------
  09/11/2006      88(2)R    AD 25/10/06---------
  09/11/2006      88(2)R    AD 26/10/06---------
  09/11/2006      88(2)R    AD 27/10/06---------
  09/11/2006      88(2)R    AD 30/10/06---------
  09/11/2006      88(2)R    AD 19/10/06---------
  09/11/2006      88(2)R    AD 18/10/06---------
  09/11/2006      88(2)R    AD 17/10/06---------
  09/11/2006      88(2)R    AD 16/10/06---------
  09/11/2006      88(2)R    AD 13/10/06---------
  09/11/2006      88(2)R    AD 12/10/06---------
  09/11/2006      88(2)R    AD 11/10/06---------
  09/11/2006      88(2)R    AD 10/10/06---------
  07/11/2006      88(2)R    AD 06/10/06---------
  07/11/2006      88(2)R    AD 05/10/06---------
  25/10/2006      88(2)R    AD 10/10/06---------
  25/10/2006      88(2)R    AD 09/10/06---------
  25/10/2006      88(2)R    AD 22/09/06---------
  25/10/2006      88(2)R    AD 25/09/06---------
  25/10/2006      88(2)R    AD 25/09/06---------
  25/10/2006      88(2)R    AD 26/09/06---------
  25/10/2006      88(2)R    AD 26/09/06---------
  25/10/2006      88(2)R    AD 27/09/06---------
  25/10/2006      88(2)R    AD 28/09/06---------
  25/10/2006      88(2)R    AD 29/09/06---------
  25/10/2006      88(2)R    AD 02/10/06---------
  25/10/2006      88(2)R    AD 03/10/06---------
  25/10/2006      88(2)R    AD 04/10/06---------
  18/10/2006       288a     DIRECTOR APPOINTED
  27/10/2006      88(2)R    AD 04/10/06---------
  13/10/2006      88(2)R    AD 13/09/06---------
  13/10/2006      88(2)R    AD 12/09/06---------
  13/10/2006      88(2)R    AD 12/09/06---------
  13/10/2006      88(2)R    AD 15/09/06---------
  13/10/2006      88(2)R    AD 11/09/06---------
  13/10/2006      88(2)R    AD 08/09/06---------
  13/10/2006      88(2)R    AD 14/09/06---------
  13/10/2006      88(2)R    AD 19/09/06---------
  13/10/2006      88(2)R    AD 18/09/06---------
  13/10/2006      88(2)R    AD 21/09/06---------
  13/10/2006      88(2)R    AD 20/09/06---------
  18/09/2006      88(2)R    AD 29/08/06---------
  18/09/2006      88(2)R    AD 17/08/06---------
  18/09/2006      88(2)R    AD 29/08/06---------
  18/09/2006      88(2)R    AD 30/08/06---------
  18/09/2006      88(2)R    AD 01/09/06---------
  18/09/2006      88(2)R    AD 31/08/06---------
  18/09/2006      88(2)R    AD 04/09/06---------
  18/09/2006      88(2)R    AD 05/09/06---------
  18/09/2006      88(2)R    AD 06/09/06---------
  18/09/2006      88(2)R    AD 07/09/06---------
  08/09/2006      88(2)R    AD 25/08/06---------
  08/09/2006      88(2)R    AD 24/08/06---------
  08/09/2006      88(2)R    AD 23/08/06---------
  08/09/2006      88(2)R    AD 22/08/06---------
  08/09/2006      88(2)R    AD 21/08/06---------
  08/09/2006      88(2)R    AD 18/08/06---------
  08/09/2006      88(2)R    AD 16/08/06---------
  08/09/2006      88(2)R    AD 16/08/06---------
  08/09/2006      88(2)R    AD 15/08/06---------
  08/09/2006      88(2)R    AD 14/08/06---------
  08/09/2006      88(2)R    AD 14/08/06---------
  30/08/2006      88(2)R    AD 01/08/06---------
  30/08/2006      88(2)R    AD 01/08/06---------
  12/09/2006       363a     RETURN MADE UP TO 30/06/06; BULK LIST
                            AVAILABLE SEPARATELY
  24/08/2006      88(2)R    AD 10/08/06---------
  24/08/2006      88(2)R    AD 11/08/06---------
  18/08/2006      88(2)R    AD 09/08/06---------
  18/08/2006      88(2)R    AD 11/08/06---------
  18/08/2006      88(2)R    AD 09/08/06---------
  16/08/2006      88(2)R    AD 08/08/06---------
  16/08/2006      88(2)R    AD 07/08/06---------
  16/08/2006      88(2)R    AD 08/08/06---------
  16/08/2006      88(2)R    AD 04/08/06---------
  16/08/2006      88(2)R    AD 03/08/06---------
  16/08/2006      88(2)R    AD 02/08/06---------
  11/08/2006      88(2)R    AD 28/07/06---------
  11/08/2006      88(2)R    AD 01/08/06---------
  11/08/2006      88(2)R    AD 01/08/06---------
  11/08/2006      88(2)R    AD 31/07/06---------
  11/08/2006      88(2)R    AD 01/08/06---------
  08/08/2006      88(2)R    AD 25/07/06---------
  08/08/2006      88(2)R    AD 25/07/06---------
  08/08/2006      88(2)R    AD 26/07/06---------
  07/08/2006      88(2)R    AD 27/07/06---------
  04/08/2006      88(2)R    AD 24/07/06---------
  01/08/2006      88(2)R    AD 20/07/06---------
  01/08/2006      88(2)R    AD 21/06/06-21/07/06
  01/08/2006      88(2)R    AD 19/07/06---------
  01/08/2006      88(2)R    AD 18/07/06---------
  01/08/2006      88(2)R    AD 17/07/06---------
  01/08/2006      88(2)R    AD 14/07/06---------
  21/07/2006       288c     DIRECTOR'S PARTICULARS CHANGED
  25/07/2006      88(2)R    AD 12/07/06---------
  25/07/2006      88(2)R    AD 13/07/06---------
  20/07/2006      88(2)R    AD 11/07/06---------
  20/07/2006      88(2)R    AD 10/07/06---------
  20/07/2006      88(2)R    AD 11/07/06---------
  26/07/2006      88(2)R    AD 06/07/06---------
  18/07/2006      88(2)R    AD 04/07/06---------
  18/07/2006      88(2)R    AD 07/07/06---------
  18/07/2006      88(2)R    AD 06/07/06---------
  18/07/2006      88(2)R    AD 05/06/06-05/07/06
  11/07/2006       288c     DIRECTOR'S PARTICULARS CHANGED
  11/07/2006      88(2)R    AD 03/07/06---------
  11/07/2006      88(2)R    AD 30/06/06---------
  19/07/2006      88(2)R    AD 27/06/06---------
  19/07/2006      88(2)R    AD 27/06/06---------
  19/07/2006      88(2)R    AD 26/06/06---------
  19/07/2006      88(2)R    AD 29/06/06---------
  19/07/2006      88(2)R    AD 28/06/06---------
  30/06/2006      88(2)R    AD 23/06/06-26/06/06
  03/07/2006      88(2)R    AD 22/06/06---------
  28/06/2006      88(2)R    AD 20/06/06---------
  28/06/2006      88(2)R    AD 19/06/06---------
  28/06/2006      88(2)R    AD 16/06/06---------
  28/06/2006      88(2)R    AD 15/06/06---------
  28/06/2006      88(2)R    AD 14/06/06---------
  28/06/2006      88(2)R    AD 13/06/06---------
  28/06/2006      88(2)R    AD 13/06/06---------
  28/06/2006      88(2)R    AD 12/06/06---------
  28/06/2006      88(2)R    AD 02/06/06---------
  28/06/2006      88(2)R    AD 01/06/06---------
  28/06/2006      88(2)R    AD 05/06/06---------
  28/06/2006      88(2)R    AD 07/06/06---------
  28/06/2006      88(2)R    AD 08/06/06---------
  28/06/2006      88(2)R    AD 09/06/06---------
  28/06/2006      88(2)R    AD 06/06/06---------
  28/06/2006      88(2)O    AD 12/05/06---------
  07/06/2006       288b     DIRECTOR RESIGNED
  07/06/2006       288b     DIRECTOR RESIGNED
  07/06/2006       288b     DIRECTOR RESIGNED
  09/06/2006      88(2)R    AD 31/05/06---------
  09/06/2006      88(2)R    AD 30/05/06---------
  08/06/2006      88(2)R    AD 11/05/06---------
  08/06/2006      88(2)R    AD 11/05/06---------
  08/06/2006      88(2)R    AD 16/05/06---------
  08/06/2006      88(2)R    AD 16/05/06---------
  08/06/2006      88(2)R    AD 15/05/06---------
  08/06/2006      88(2)R    AD 12/05/06---------
  08/06/2006      88(2)R    AD 17/05/06---------
  08/06/2006      88(2)R    AD 16/05/06---------
  08/06/2006      88(2)R    AD 30/05/06---------
  08/06/2006      88(2)R    AD 28/04/06---------
  08/06/2006      88(2)R    AD 26/05/06---------
  08/06/2006      88(2)R    AD 25/05/06---------
  08/06/2006      88(2)R    AD 24/05/06---------
  08/06/2006      88(2)R    AD 23/05/06---------
  08/06/2006      88(2)R    AD 22/05/06---------
  08/06/2006      88(2)R    AD 19/05/06---------
  08/06/2006      88(2)R    AD 18/05/06---------
  06/06/2006      88(2)R    AD 05/05/06---------
  06/06/2006      88(2)R    AD 08/05/06---------
  06/06/2006      88(2)R    AD 05/05/06---------
  06/06/2006      88(2)R    AD 04/05/06---------
  06/06/2006       RES09    DIR SERVICES 26/05/06;
  05/06/2006      88(2)R    AD 09/05/06---------
  05/06/2006      88(2)R    AD 10/05/06---------
  13/06/2006      88(2)R    AD 11/05/06---------
  31/05/2006      88(2)R    AD 03/05/06---------
  31/05/2006      88(2)R    AD 02/05/06---------
  22/05/2006      88(2)R    AD 02/05/06---------
  15/05/2006      88(2)R    AD 02/05/06---------
  15/05/2006      88(2)R    AD 19/04/06---------
  15/05/2006      88(2)R    AD 20/04/06---------
  15/05/2006      88(2)R    AD 20/04/06---------
  15/05/2006      88(2)R    AD 20/04/06---------
  15/05/2006      88(2)R    AD 21/04/06---------
  15/05/2006      88(2)R    AD 27/04/06---------
  15/05/2006      88(2)R    AD 24/04/06---------
  15/05/2006      88(2)R    AD 25/04/06---------
  15/05/2006      88(2)R    AD 26/04/06---------
  15/05/2006      88(2)R    AD 28/04/06---------
  15/05/2006      88(2)R    AD 27/04/06---------
  15/05/2006      88(2)R    AD 28/04/06---------
  03/05/2006        AA      GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/
                            05
  03/05/2006      88(2)R    AD 13/04/06---------
  03/05/2006      88(2)R    AD 18/04/06---------
  03/05/2006      88(2)R    AD 18/04/06---------
  03/05/2006      88(2)R    AD 12/04/06---------
  03/05/2006      88(2)R    AD 12/04/06---------
  03/05/2006      88(2)R    AD 06/04/06---------
  03/05/2006      88(2)R    AD 18/04/06---------
  03/05/2006      88(2)R    AD 12/04/06---------
  21/04/2006      88(2)R    AD 07/04/06---------
  21/04/2006      88(2)R    AD 10/04/06---------
  21/04/2006      88(2)R    AD 12/04/06---------
  21/04/2006      88(2)R    AD 12/04/06---------
  21/04/2006      88(2)R    AD 11/04/06---------
  21/04/2006      88(2)R    AD 11/04/06---------
  19/04/2006      88(2)R    AD 05/04/06---------
  18/04/2006      88(2)R    AD 04/04/06---------
  12/04/2006      88(2)R    AD 03/04/06---------
  12/04/2006      88(2)R    AD 03/04/06---------
  12/04/2006      88(2)R    AD 31/03/06---------
  12/04/2006      88(2)R    AD 31/03/06---------
  12/04/2006      88(2)R    AD 30/03/06---------
  12/04/2006      88(2)R    AD 29/03/06---------
  12/04/2006      88(2)R    AD 04/04/06---------
  12/04/2006      88(2)R    AD 03/04/06---------
  07/04/2006      88(2)R    AD 28/03/06---------
  07/04/2006      88(2)R    AD 21/03/06---------
  07/04/2006      88(2)R    AD 23/03/06---------
  07/04/2006      88(2)R    AD 23/03/06---------
  07/04/2006      88(2)R    AD 22/03/06---------
  07/04/2006      88(2)R    AD 24/03/06---------
  07/04/2006      88(2)R    AD 27/03/06---------
  28/03/2006      88(2)R    AD 20/03/06---------
  28/03/2006      88(2)R    AD 24/02/06---------
  28/03/2006      88(2)R    AD 21/03/06---------
  28/03/2006      88(2)R    AD 21/03/06---------



The Annual Report and Accounts and the Annual Review for the year ended 31 December 2005, and the Notice of the 2006 Annual General Meeting were distributed to shareholders on 4 April 2006 and can be found at www.hsbc.com. The Interim Report for the six months ended 30 June 2006 was distributed on 11 August 2006 and can be found at www.hsbc.com. The Annual Report and Accounts and Annual Review for the year ended 31 December 2006, can be found at www.hsbc.com.



To enable the Company to hold any shares that it may repurchase in treasury a conditional waiver was granted by the Hong Kong Stock Exchange on 19 December 2005. The waiver was granted on the basis of certain agreed modifications to the Hong Kong Stock Exchange's Listing Rules applicable to the Company, details of which can be found on the Company's website, www.hsbc.com and the Hong Kong Stock Exchange's website, www.hkex.com.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London, E14 5HQ and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong.



Other information about the Company was made available during the course of the twelve months on its website: www.hsbc.com.







N S Black

Assistant Secretary

19 March 2007



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  19 March 2007